Exhibit 99.1

NIP Group Inc. Enters Game Publishing Market, Expanding Digital Entertainment Ecosystem

Esports Powerhouse Diversifies into Game Development

Industry Veteran Allen Sui to Lead New Venture

Shenzhen, Sept. 9, 2024 — NIP Group Inc. (NASDAQ: NIPG) (the “Company” or “NIP Group”), a leading digital entertainment company, today announced that it has established a dedicated game publishing division. This strategic move marks a significant expansion of NIP Group's digital entertainment ecosystem and leverages the Company's esports expertise to tap into the booming youth-driven gaming market.

NIP Group's game publishing strategy will be multifaceted, focusing on esports-oriented titles, as well as exploring opportunities in various game categories. This approach includes developing mini-games for social media platforms, mobile games, and PC games, enabling the Company to cater to a wide range of player preferences and capitalize on emerging market trends. By diversifying its game offerings, NIP Group aims to strengthen its position in the competitive gaming landscape.

Mario Ho, Chairman and Co-CEO of NIP Group, shared his enthusiasm, "Our entry into game publishing marks an exciting milestone for NIP Group. This move is a natural extension of our vision to deliver comprehensive and immersive entertainment experiences. We are eager to introduce innovative, captivating games to the market and are confident that this new venture will drive significant growth and further success for our company."

Hicham Chahine, Co-CEO of NIP Group, added, "Establishing our game publishing division represents a strategic leap forward in our mission to create a fully integrated digital entertainment ecosystem. Under Allen's leadership and with our team's passion for gaming, we are well-positioned to make a significant impact in the industry. This expansion not only diversifies our business but also strengthens our ability to connect with our global audience in new and exciting ways."

The new game publishing division will be led by Hang “Allen” Sui, Chief Operating Officer of NIP Group. Allen brings an impressive track record spanning approximately 15 years in the esports and gaming industry. Prior to joining NIP Group, Allen held key positions at Tencent (HKEX: 0700) from 2009 to 2023. His extensive experience covers the publishing and operation of numerous Chinese and global competitive gaming projects, including Monument Valley 2, PUBG: Battlegrounds and Valorant. Allen's roots in esports run deep, as he was a former professional Counter-Strike player who competed for the WizArds team in 2003. This unique combination of professional gaming experience and industry expertise ideally positions him to lead NIP Group's ambitious plans in the game publishing sector.

"I am thrilled to be part of this new chapter at NIP Group. Leveraging my game publishing experience and the support of our talented team, we are poised to make a significant impact in the gaming industry. Our passion for gaming and commitment to excellence will drive us to achieve our goals and beyond," said Sui.

NIP Group’s entry into the game publishing industry underscores its strategic ambition to create a fully integrated digital entertainment ecosystem. This expansion is a testament to the Company’s adaptability and forward-thinking approach to the evolving entertainment landscape.

About NIP Group Inc.

NIP Group is a digital entertainment company created for a growing global audience of gaming and esports fans. The business was formed in 2023 through a merger between legendary esports organization Ninjas in Pyjamas and digital sports group ESV5, which includes eStar Gaming, a world-leader in mobile esports. Building on the success of its competitive teams with an innovative mix of business ventures, including talent management, event production, hospitality and game publishing, NIP Group is developing transformational experiences that entertain, inspire and connect fans worldwide, to expand its global footprint and engage digital-first gamers where they are. NIP Group currently has operations in Sweden, China, Abu Dhabi and Brazil, and its esports rosters participate across multiple game titles at the biggest events around the world.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations

Tel: +46 8133700

Email: IR@nipgroup.gg

ICR, LLC

Robin Yang

Tel: +1 (212) 537-3847

Email: Nipgroup.IR@icrinc.com